

Mailstop 3233

January 4, 2016

Via E-Mail
Gene S. Bertcher
Executive Vice President and Chief Financial Officer
American Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, TX 75234

> **Re:** **American Realty Investors, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 1-15663**

Dear Mr. Bertcher:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
    Commodities